EXHIBIT 1

                                  [TRANSLATION]

                   INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LTD.

                                                                    May 24, 2009

TEL AVIV STOCK EXCHANGE             SECURITIES AUTHORITY

www.tase.co.il                      www.isa.gov.il

            IMMEDIATE REPORT OF AN EVENT OR MATTER DEVIATING FROM THE
                      COMPANY'S REGULAR COURSE OF BUSINESS

    Subject of the Event: Parties Interested in Purchasing the Bank's Shares

In the beginning of April 2009 a notice was published in the press in the name of the government of Israel, according to which those interested in purchasing all of the issued capital of the Bank are entitled to approach the Government Companies Authority ("the Authority") regarding this matter on May 21, 2009. The notice was published within the framework of the arrangement plan between the Bank and its shareholders, which was approved by the shareholders and the Court, and which principally concerns the sale of the Bank's shares to an outside investor by way of a sale process to be managed by the Authority.

The Bank received notice from the Authority that it received applications at its offices on May 21, 2009 from five parties interested in participating in the sale process of the Bank's shares.

Pursuant to the sale procedure published by the Authority, the representatives of the State must now screen the applicants and choose which ones will be invited to further participate in the sale process (review of the Bank's records in the Data Room, submission of price bids etc.)

The date and time when the Company was first made aware of the event or matter:

May 21, 2009 at 4:30 P.M.